Exhibit (a)1.16

RUSSELL INVESTMENT COMPANY

AMENDMENT TO MASTER TRUST AGREEMENT

Regarding the Merger and Liquidation of Certain Sub-Trusts

AMENDMENT NO. 15 to the Amended and Restated Master Trust Agreement dated August 19, 2002 (referred to herein as the “Agreement”), done this 23rd day of October, 2007, by the Trustees under such Agreement.

WITNESSETH:

WHEREAS, the Trustees have recommended that the Shareholders of the Diversified Bond Fund Sub-Trust adopt an Agreement and Plan of Reorganization, providing for the reorganization of the Diversified Bond Fund Sub-Trust into the Fixed Income I Fund Sub-Trust, the termination of the Diversified Bond Fund Sub-Trust, and the implementation of further actions consistent therewith;

WHEREAS, the Trustees have recommended that the Shareholders of each of the Tax Free Money Market Fund and US Government Money Market Fund Sub-Trusts adopt an Agreement and Plan of Liquidation, providing for the liquidation of each of the Tax Free Money Market Fund and US Government Money Market Fund Sub-Trusts, and the implementation of further actions consistent therewith;

WHEREAS, the Trustees propose that such reorganization and liquidations shall be effective at a date to be set by the officers of the Trust in consideration of the revision of disclosure and other materials relating to such Sub-Trust; and

NOW, THEREFORE, the Trustees hereby the Trustees hereby make the following revisions to the Agreement:

AMENDMENT OF ARTICLE IV

—	Without affecting the rights and preferences of any presently issued and outstanding shares of interest in the Trust, effective upon the merger of the Diversified Bond Fund into the Fixed Income I Fund pursuant to an Agreement and Plan of Reorganization approved in accordance with the terms and the conditions of the Agreement, the filing of this Amendment in the minute books of the Trust by the Secretary of the Trust, and the filing of this Amendment with appropriate authorities of the Commonwealth of Massachusetts and the State of Washington, Article IV is amended to delete the following name “Diversified Bond Fund” in each place where such name shall appear.

—	Without affecting the rights and preferences of any presently issued and outstanding shares of interest in the Trust, effective upon the liquidation of the Tax Free Monet Market Fund and the US Government Money Market Fund each pursuant to an Agreement and Plan of Liquidation approved in accordance with the terms and the conditions of the Agreement, the

Exhibit (a)1.16

filing of this Amendment in the minute books of the Trust by the Secretary of the Trust, and the filing of this Amendment with appropriate authorities of the Commonwealth of Massachusetts and the State of Washington, Article IV is amended to delete each of the following names “Tax Free Money Market Fund” and “US Government Money Market Fund” in each place where such names shall appear.

Exhibit (a)1.16

IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals for themselves and their assigns, as of the day and year first above written. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.

/s/ Thaddas L. Alston Thaddas L. Alston	/s/ Kristianne Blake Kristianne Blake

/s/ Daniel P. Connealy Daniel P. Connealy	/s/ Jonathan Fine Jonathan Fine

/s/ Raymond P. Tennison Raymond P. Tennison	/s/ Jack R. Thompson Jack R. Thompson

/s/ Julie W. Weston Julie W. Weston

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